November 6, 2024

Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.
125 Townpark Drive
Suite 300
Kennesaw, GA 30144

       Re: ShoulderUp Technology Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 24, 2024
           File No. 001-41076
Dear Phyllis Newhouse:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Gerry Williams, Esq.